

August 2, 2013

Via E-Mail
Phillips S. Baker, Jr.
Chief Executive Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID  83815-9408

>       **Re:    Hecla Mining Company**
>              **Form 10-K for the Year Ended December 31, 2012**
>              **Filed February 25, 2013**
>              **File No. 001-08491**

Dear Mr. Baker:

We have reviewed your response and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct

Production Costs and Depreciation, Depletion and Amortization (GAAP), page 42

1.  We note your response to Comment No. 1.  However, we reiterate our belief that the adjustment of by-product revenues to the non-GAAP measure of cash costs of production distorts that measure.  Please remove the adjustment of by-product revenues from this measure and discuss these revenues in a textual manner as we commented previously.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining